Exhibit (a)(1)(K)
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SYBASE ANNOUNCES FINAL RESULTS OF “DUTCH AUCTION” TENDER OFFER
Company Purchases 10,714,285 Shares of its Common Stock at $28.00 Per Share
Dublin, Calif. — April 15, 2008 —Sybase, Inc. (NYSE:SY), the largest enterprise software and services company exclusively focused on managing and mobilizing information, today announced the final results of its modified “Dutch Auction” tender offer, which expired at 5:00 pm, Eastern Time, on Monday, April 7, 2008.
Sybase has accepted for purchase 10,714,285 shares of common stock at a price of $28.00 per share, totaling approximately $300,000,000. These shares represent approximately 12% of the shares outstanding as of April 14, 2008. Based on the final count by the depository for the tender offer, an aggregate of 44,182,761 shares of common stock were properly tendered and not withdrawn at a price of $28.00 per share. The purchase resulted in a proration factor of approximately 23.9% of the shares tendered at a price of $28.00 per share, other than the “odd lot” shares properly tendered at the $28.00 purchase price that were accepted for purchase prior to proration.
The depositary will promptly pay for the shares accepted for purchase. All shares tendered and delivered at prices above $28.00 per share will be returned promptly to shareholders by the depositary. Additionally, all shares tendered and delivered at $28.00 per share and not purchased due to proration will be returned promptly to shareholders.
With completion of the tender offer, Sybase, Inc. now has approximately 78.8 million shares of common stock outstanding.
The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 10, 2008. The shares purchased comprise the 10,000,000 shares Sybase offered to purchase and an additional 714,285 shares pursuant to Sybase’s right to purchase additional shares so that Sybase would repurchase approximately $300,000,000 worth of its outstanding common stock in the tender offer.
Merrill Lynch & Co. is Sybase’s dealer manager for the tender offer. The information agent for the tender offer is Innisfree M&A Incorporated, and the depositary is American Stock Transfer & Trust Company. Any questions with regard to the tender offer may be directed to the information agent, at 877-456-3463.
About Sybase, Inc.
Sybase is the largest enterprise software and services company exclusively focused on managing and mobilizing information. With our global solutions, enterprises can extend their information securely and make it useful for people anywhere using any device. The world’s most critical data in commerce, finance, government, healthcare, and defense runs on Sybase. For more information, visit the Sybase Website at http://www.sybase.com.